Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 24, 2025

Registration Statement No. 333-263730

TARGA RESOURCES CORP.

PRICING TERM SHEET

Issuer:	Targa Resources Corp.

Ratings* (Moody’s / S&P / Fitch):	Baa2 / BBB / BBB

Note Type:	Senior Unsecured Notes

Pricing Date:	February 24, 2025

Settlement Date**:	February 27, 2025 (T+3)

Gross Proceeds (before underwriting discounts and offering expenses):	$1,993,910,000

	$1,000,000,000 5.550% Senior Notes Due 2035	$1,000,000,000 6.125% Senior Notes Due 2055

Principal Amount:	$1,000,000,000	$1,000,000,000

Maturity Date:	August 15, 2035	May 15, 2055

Benchmark Treasury:	4.625% due February 15, 2035	4.500% due November 15, 2054

Benchmark Treasury Price and Yield:	101-25+ / 4.400%	97-09+ / 4.669%

Spread to Benchmark:	+ 120 bps	+ 147 bps

Yield to Maturity:	5.600%	6.139%

Coupon:	5.550%	6.125%

Public Offering Price:	99.610% of the principal amount	99.781% of the principal amount

Make-Whole Call:	T + 20 bps	T + 25 bps

Call at Par:	On or after May 15, 2035	On or after November 15, 2054

Interest Payment Dates:	February 15 and August 15, beginning August 15, 2025	May 15 and November 15, beginning November 15, 2025

CUSIP / ISIN:	87612G AM3 / US87612GAM33	87612G AN1 / US87612GAN16

Joint Book-Running Managers:

BofA Securities, Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Comerica Securities, Inc.

U.S. Bancorp Investments, Inc.

Zions Direct, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

**

We expect delivery of the notes will be made against payment therefor on or about February 27, 2025, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day prior to delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. at 1-800-294-1322, MUFG Securities Americas Inc. at 1-877-649-6848, RBC Capital Markets, LLC at 866-375-6829 or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.